NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-18 AUGUST 16, 2005

RUBICON CLOSES $6,000,800 BROKERED PRIVATE PLACEMENT
Proceeds primarily to allow funding of its investment in Africo

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; AMEX-RBY) is pleased to announce that the Company has closed the bought deal brokered private placement previously announced July 26, 2005. In addition, the over-allotment option was exercised in full. Accordingly, the Company has raised gross proceeds of $6,000,800 through the sale of a total of 9,232,000 units at $0.65 per unit. Each unit consists of one common share and one-half transferable common share purchase warrant with each whole warrant entitling the holder to purchase one additional common share at $0.85 until August 16, 2007.

First Associates Investments Inc. acted as underwriter and received a cash commission of $552,673 and compensation options to acquire 244,648 underwriter units exercisable until August 16, 2007 at $0.693 per underwriter unit. Each underwriter unit consists of one common share and one-half warrant with each whole warrant exercisable to purchase one common share at $0.85 until August 16, 2007. All of the securities will be subject to a 4-month hold period in Canada until December 17, 2005.

The net proceeds of the private placement will be used to fund the Company’s investment in Africo Resources Inc., for capital expenditures in relation to the Nevada properties indirectly owned through its subsidiary, Toquima Minerals Corporation, and for working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “US Securities Act”) or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 36.8% interest in a private B.C. corporation, Africo Resources Ltd. The Company also holds a 60% interest in Toquima Minerals Corporation, a Nevada and Alaska focused exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6
www.rubiconminerals.com
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.